Exhibit 12.1

Ameren Corporation

Computation of Ratio of Earnings to Fixed Charges

(Thousands of Dollars, Except Ratios)

	Nine Months Ended September 30, 2009	Year Ended December 31, 2008
Net income from continuing operations attributable Ameren Corporation	$511,612	$605,189
Less- Net income attributable to noncontrolling interest	(1,286)	(28,422)
Add- Taxes based on income	288,526	326,736

Net income before income taxes and noncontrolling interest	801,424	960,347
Add- fixed charges:
Interest on short-term and long-term debt (1)	380,925	440,507
Estimated interest cost within rental expense	6,140	6,510
Amortization of net debt premium, discount, and expenses	12,067	19,716
Subsidiary preferred stock dividends	7,406	10,357
Adjust preferred stock dividends to pre-tax basis	4,117	5,497

Total fixed charges	410,655	482,587

Less: Adjustment of preferred stock dividends to pretax basis	4,117	5,497

Earnings available for fixed charges	$1,207,962	$1,437,437

Ratio of earnings to fixed charges	2.94	2.97

(1)	Includes FIN 48 interest expense